UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2015

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its charter)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Recent Developments

Amira Nature Foods Ltd (the “Company”) is in the process of finalizing its financial results for the quarter ended December 31, 2014. Based on this preliminary information the Company expects to generate greater than $25 million of Adjusted EBITDA for the three month period ended December 31, 2014, as compared to approximately $20 million for the corresponding period of the prior fiscal year. This translates to expected Adjusted EBITDA of greater than $90 million for the twelve month period ended December 31, 2014, as compared to $85.6 million for the twelve month period ended September 30, 2014. Adjusted EBITDA is not a recognized measure under International Financial Reporting Standards. The Company defines: (1) EBITDA as profit after tax plus finance costs (net of finance income), non-recurring IPO-related expenses, income tax expense and depreciation and amortization, and (2) Adjusted EBITDA as EBITDA plus non-cash expenses for share-based compensation.

The preliminary financial results presented above are not a comprehensive statement of our financial results for the quarter ended December 31, 2014. Our actual financial results for the quarter ended December 31, 2014 have not yet been finalized by management. In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm, Deloitte Haskins & Sells LLP. Accordingly, Deloitte Haskins & Sells LLP does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information. The preliminary financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Therefore, you should not place undue reliance upon these preliminary financial results. For instance, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. Accordingly, our Adjusted EBITDA in any particular period may not be indicative of future results.

Cautionary Note on Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “anticipate,” “expect,” “intend,” “plan,” “believe,” “estimate,” “may,” “project,” “will,” “continue” and similar expressions of a future or forward-looking nature. All statements made in this release relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. Forward-looking statements may include discussions concerning revenue, expenses, earnings, cash flow, impairments, losses, dividends, capital structure, market and industry conditions, premium and commission rates, interest rates, contingencies, the direction or outcome of regulatory investigations and litigation, income taxes and the Company’s operations or strategy. Forward-looking statements are based on beliefs and assumptions made by management with respect to future results using currently-available information, such as market and industry materials, experts’ reports and opinions, and current financial trends. These statements are only predictions and are not guarantees of future performance. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2015

AMIRA NATURE FOODS LTD

By:	/s/ Bruce C. Wacha
Name:	Bruce C. Wacha
Title:	Chief Financial Officer